Bot Image, Inc.



ANNUAL REPORT

9840 S 140th St, Ste 8

Omaha, NE 68138

0

www.botimageai.com

This Annual Report is dated April 23, 2021.

BUSINESS

Bot Image is an Artificial Intelligence Software company formed for the purpose of improving the speed and accuracy of MRI interpretations; thus, reducing the cost while improving the clinical outcome. These tools facilitate saving quality-of-life as well as lives by near elimination of misinterpretations and missed cancers that would otherwise be allowed to grow, increasing the risk of death. The first product incorporates a patent-pending algorithm (US Provisional Patent Application No. 62/462,256) exclusively licensed from the NIH that overcomes the visual and cognitive limitation of even highly trained humans and it "learns" how to best interpret the MRI data without these limitations and viewer bias (See peer-reviewed article in Press section "Detection of prostate cancer in multiparametric MRI using random forest with instance weighting", Journal of Medical Imaging 4(2), 024506 (Apr-Jun 2017).

HISTORY: Bot Image, Inc. is a medical device software company founded and initially funded by ScanMed LLC, a medical device hardware company - both in the magnetic resonance imaging (MRI) space. ScanMed supports the on-going developmental and marketing activities of Bot Image as well as provides space, staffing, managerial and overhead services, and plans on continuing to provide these services while Bot Image raises capital and grows organically sufficiently to become indepdendent of ScanMed support.

The founder of BotImage, ScanMed was successfully established by Dr. Randall Jones (PhD, MBA), who has established these companies in the MRI space, both located in Omaha, Nebraska: ScanMed and FirstScan, LLC, a Nebraska limited liability company and North America's first prostate cancer adjunctive cancer screening MRI facility ("FirstScan"). ScanMed is an OEM-certified MRI antenna or "coil" development company. MRI antenna are various configurations of antenna that fit on specific parts of the body and used to significantly improve the image quality (or clarity) coming from those anatomies during an MRI. These anatomic-specific antenna are used in nearly every MRI procedure in the world, and ScanMed is one of fewer than 20 companies in the US and EU that design and produce such antenna.

Dr. Jones is a prolific inventor with 17 U.S. patents and patents pending and developer of MRI (medical) devices, who saw the opportunity to significantly improve the standard of care in prostate cancer detection several years ago when MRI of the prostate was just emerging as a go-to technology. His development team of seasoned engineers at ScanMed created the first "wearable" prostate/pelvic antenna to offer men a far more comfortable and less invasive MRI antenna than the widely used endorectal probe – an antenna which is inserted into the rectum and enlarged with air pressure to press close to the prostate.

ScanMed was awarded the world-wide exclusive license from the NIH (discussed above) for the clinically proven prostate cancer detection software, and has since legally asigned that license to Bot Image via a Contribution Agreement (on file) between the two separate entities wherein ScanMed received 602,500 shares of Class A common stock in return. Bot Image operating expenses and capital expenditures are recorded and maintained in separate accounting bookkeeping and these expenses shall eventually be paid by the equity contributions and/or revenues of Bot Image. Until such time, ScanMed shall continue to pay these expenses and make the requisite capital equipment purchases until additional capital is raised by Bot Image, Inc. ScanMed's consolidated (including Bot Image and FirstScan) financials of the past two years were reviewed by an independent CPA (on file) and the Bot Image expenses and capital equipment are notated for the start-up year of 2018.

Previous Offerings

Between 2020 and 2019, we sold _4088_____ [shares of common stock] in exchange for $_14.70_____ per share under Regulation Crowdfunding. Share price is an average price based upon StartEngine bonus shares issued.

Between 2020 and 2019, we sold _4088_____ [shares of common stock] in exchange for $_14.70_____ per share under Regulation Crowdfunding. Share price is an average price based upon StartEngine bonus shares issued.

In 2019, Bot Image, Inc. raised $411,400 through sales of 36,996.403 shares of Series A Preferred stock.

In 2020, Bot Image, Inc. raised $644,843 for 57,990 shares of Class Common stock in exchange for services rendered by Incubator company, ScanMed LLC.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

Financial statements attached are statements of Bot Image, Inc for 2020 and prior year. Additionally, prior financial statements provided were consolidated statements of ScanMed LLC, an established medical device company which designs, markets and distributes MRI hardware known as MRI antenna or coils. ScanMed founded Bot Image, Inc. in 2018 and invested in start-up operations. Bot Image will rely on the managerial expertise and financial stability of ScanMed, at least initially, to bring the Bot Image technology to market.

Historical results and cash flows:

The historical results of Bot Image reflect start-up expenses and initial asset purchases such as computers and intellectual property (patent fees) to protect the technology that was assigned to Bot Image by ScanMed, the founding company. Additionally, the recent statements reflect the funding to execute and complete a clinical study of Bot Image's first product, ProstatID, and draft an FDA 510(k) application.

Therefore, there were only negative cash flows for above and the product has not been finalized and sold; hence, no revenues. These do not represent what investors should expect in the future as we intend to receive FDA approval in the fall of 2021 and begin to market by year's end.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $414.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company had $110,945.46 of Long-term debt via simple 8 percent interest bearing loans extended by individuals.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Randall Jones, Dr. Eng.

Randall Jones, Dr. Eng.'s current primary role is with ScanMed LLC. Randall Jones, Dr. Eng. currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: President, CEO, CTO, Director

Dates of Service: October 31, 2018 - Present

Responsibilities: Manage the direction and growth of the company. Advise technical team on solutions and methods.

Other business experience in the past three years:

Employer: ScanMed LLC

Title: President, CEO and interim CTO

Dates of Service: December 31, 2014 - Present

Responsibilities: Create and manage the strategic and tactical direction of the company. Identify new market opportunities that the R&D staff can pursue for next generation products, and guide the staff in development of those products.

Other business experience in the past three years:

Employer: Resonance Innovations LLC

Title: Managing Director

Dates of Service: April 19, 2004 - Present

Responsibilities: Manage the singular investment of the company in another firm also managed by Randall Jones, ScanMed LLC

Name: Melanie Jones

Melanie Jones's current primary role is with ScanMed LLC. Melanie Jones currently services 12 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: EVP Marketing and Sales, Board director

Dates of Service: January 31, 2019 - Present

Responsibilities: Oversee all marketing and sales activities as well as serve on the board of directors and be the alternate CEO to serve in the CEO's absence.

Other business experience in the past three years:

Employer: ScanMed LLC

Title: EVP Marketing and Sales

Dates of Service: June 06, 2015 - Present

Responsibilities: Oversee all marketing and sales activities for the company

Name: Melanie Jones

Melanie Jones's current primary role is with ScanMed LLC. Melanie Jones currently services 12 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary Treasure
Dates of Service: March 1, 2020 - Present

Responsibilities: Oversee all accounting and board recording activities as well as serve on the board of directors and be the alternate CEO to serve in the CEO's absence.

Other business experience in the past three years:

Employer: ScanMed LLC

Title: EVP Marketing and Sales

Dates of Service: June 06, 2015 - Present

Responsibilities: Oversee all marketing and sales activities for the company

Name: Dr. John Feller, MD

Dr. John Feller, MD's current primary role is with Desert Medical Imaging. Dr. John Feller, MD currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director and Chief Medical Advisor

Dates of Service: January 31, 2019 - Present

Responsibilities: Oversee operations typical of a board director as well as provide medical oversight and advice of the radiological software product development

Other business experience in the past three years:

Employer: Desert Medical Imaging - Now part of Halo Diagnostics

Title: Chief Medical Officer

Dates of Service: June, 2020 - Present

Responsibilities: Oversee the direction and management of the medical imaging company and as medical director, oversee all medical practice operations

Name: Tim Manion

Tim Manion's current primary role is with FirstCare Companies. Tim Manion currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: March 18, 2018 - Present

Responsibilities: Board oversight

Other business experience in the past three years:

Employer: FirstCare Companies

Title: General Manager

Dates of Service: January 02, 2010 - Present

Responsibilities: Daily and strategic management

Name: Kathyrn Barker

Kathyrn Barker's current primary role is with Core Bank, Omaha, NE. Kathyrn Barker currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: February 22, 2019 - Present

Responsibilities: Oversight

Other business experience in the past three years:

Employer: Core Bank, Omaha, NE

Title: Senior Commercial Lending Officer

Dates of Service: August 14, 2014 - Present

Responsibilities: Oversight of commercial lending

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: ScanMed LLC (majority owned by Randall and Melanie M Jones)

Amount and nature of Beneficial ownership: 660,490

Percent of class: 83.44

RELATED PARTY TRANSACTIONS

Name of Entity: ScanMed LLC

Names of 20% owners: Randall Jones, Melanie Jones

Relationship to Company: Directors, Officers, 20%+ owner, and Promoters

Nature / amount of interest in the transaction: See attached Capitalization Table wherein ScanMed invested to start Bot Image, Inc. and has hired staff, contracted staff and manages staff of Bot Image during its start-up year and will continue to do so as warranted financially and business-wise.

Material Terms: ScanMed has provided initial capital of $137,814 for start-up expenses as shown in the attached accountant's reviewed financials and ancillary information, and another $59,286 for Property and Equipment assigned to Bot Image on March 29, 2019. See attached executed Contribution Agreement (ScanMed). In 2020, ScanMed contributed additional capital of management and compliance work totaling $644,843 in exchange for 57,900 shares of Bot Image, Inc Class A Common stock.

Name of Entity: Desert Medical Imaging

Names of 20% owners: Dr. John Feller, M.D.

Relationship to Company: Director

Nature / amount of interest in the transaction: Desert Medical Imaging has interest in seeing the Bot Image software developed and has assigned, on an exclusive basis, over 1000 patient data sets acquired with MRI, physician interpretation reports, and pathology lab reports over the past 10 years.

Material Terms: For this exchange of valuable data, Desert Medical Imaging has agreed to receive 90,000 shares of Preferred Class A stock of Bot Image, Inc. See attached Contribution Agreement (DMI) and Data License Agreement with Exclusivity for details.

Name of Entity: Oregon Health Sciences University

Names of 20% owners: NA, it is a state institution

Relationship to Company: Promoter

Nature / amount of interest in the transaction: They are interested in sharing their clinical data sets to aid in the development of the Bot Image AI software as well.

Material Terms: In return for their data, OHSU has agreed to receive the equivalent cash worth of 22,000 shares of Common stock of Bot Image upon a change of controlling ownership of bot Image. See attached OHSU BotImage Data License Agreement.

OUR SECURITIES

Our authorized capital stock consists of _1,500,000_____ shares of Class A common stock and 1,600,000 shares of Class B common stock, both at par value $ .0001_____ per share and 1,500,000 shares of Series A Preferred Stock, also at $.0001 per share par value. As of

December 31, 2020, _660,490_____- shares of Class A common stock, 126,996 shares of Series A Preferred and 4,088 shares of Class B Common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

See Articles and ROFR for provisions of the various classes of stock including the Class B Common issued under regulation CF.

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
BOT IMAGE, INC.
Bot Image, Inc. a corporation organized and existing under and by virtue of the provisions of the Nebraska Model Business Corporation Act (the "Act"), here amends and restates its Articles of Incorporation in accordance with the Act.
FIRST: The name of this corporation is Bot Image, Inc. (the "Corporation").
SECOND: The address of the registered office of the Corporation in the State of Nebraska is 9840 South 140th Street, Suite 8, in the City of Omaha, County of Douglas. The name of its registered agent at such address is Randall Jones.
THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Act.
FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 1,5000,000 shares of Class A Voting Common Stock, $0.0001 par value per share ("Class A Common Stock"), (ii) 1,600,000 shares of Class B Nonvoting Common Stock, $0.0001 par value per share ("Class B Common Stock;" together with the Class A Common Stock, the "Common Stock"), and (iii) 1,500,000 shares of Preferred Stock, $0.0001 par value per share ("Preferred Stock").
The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of stock of the Corporation.
A. COMMON STOCK
1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.
2. Voting. The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of shareholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to these Amended and Restated Articles of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to these Amended and Restated Articles of Incorporation or pursuant to the Act.
Except as otherwise provided herein, Class B Common Stock shall have no voting rights but in all other respects shall carry the same rights and privileges as Class A Common Stock (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the Corporation) and be treated the same as Class A Common Stock (including in any merger, consolidation, share exchange, reclassification or other similar transaction; provided that, if the Corporation shall in any manner split, subdivide or combine (including by way of a

dividend payable in shares of Class A Common Stock or Class B Common Stock) the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share. Except as otherwise required by law, holders of Class A Common Stock and Preferred Stock shall not be entitled to vote on any amendment to these Amended and Restated Articles of Incorporation that relates solely to the terms of the Class B Common Stock if the holders of such affected stock are entitled to vote thereon pursuant to these Amended and Restated Articles of Incorporation or pursuant to the Act.

B. PREFERRED STOCK

The Board of Directors is expressly authorized to issue the Preferred Shares from time to time, in one or more series, provided that the aggregate number of shares issued and outstanding at any time of all such series shall not exceed one million five hundred thousand (1,500,000). The Board of Directors is further authorized to fix or alter, in respect to each such series, the following terms and provisions of any authorized and unissued shares of such stock:

(i) the distinctive serial designation;

(ii) the number of shares of the series, which number may at any time or from time to time be increased or decreased (but not below the number of shares of such series then outstanding) by the Board of Directors;

(iii) the voting powers, if any, and, if voting powers are granted, the extent of such voting powers including whether cumulative voting is allowed and the right, if any, to elect a director or directors;

(iv) the election, term of office, filling of vacancies, and other terms of the directorship of directors, if any, to be elected by the holders of any one or more classes or series of such stock;

(v) the dividend rights, if any, including, without limitation, the dividend rates, dividend preferences with respect to other series or classes of stock, the dates on which any dividends shall be payable, and whether dividends shall be cumulative;

(vi) the date from which dividends on shares issued prior to the date for payment of the first dividend thereon shall be cumulative, if any;

(vii) the redemption price, terms of redemption, and the amount of and provisions regarding any sinking fund for the purchase or redemption thereof;

(viii) the liquidation preferences and the amounts payable on dissolution or liquidation;

(ix) the terms and conditions under which shares of the series may or shall be converted into any other series or class of stock or debt of the corporation; and

(x) any other terms or provisions which the Board of Directors by law may be authorized to fix or alter.

C. SERIES A PREFERRED STOCK

Of the authorized and unissued shares of one million five hundred thousand shares (1,500,000) of Preferred Stock of the Corporation, 612,608 shares of the authorized Preferred Stock of the Corporation are hereby designated "Series A Preferred Stock" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends. From and after the date of the issuance of any shares of Series A Preferred Stock, dividends at the rate per annum of five percent (5%) of the Original Issue Price shall accrue on such shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) (the "Accruing Dividends"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Section 1 or in Subsection 2.1, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors or in the event of a Deemed Liquidation Event, and the Corporation shall be under no obligation to pay such Accruing Dividends. The "Series A Original Issue Price" shall mean $11.12 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to shareholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Series A Original Issue Price, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Series A Liquidation Amounts required to be paid to the holders of shares of Series A Preferred Stock the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series A Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Series A Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Class B Common Stock pursuant to the terms of these Amended and Restated Articles of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Series A Preferred Stock is entitled to receive under Subsections 2.1 and 2.2 is hereinafter referred to as the "Series A Liquidation Amount."

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least fifty percent (50%) of the outstanding shares of Series A Preferred Stock (the "Requisite Holders") elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger, consolidation, or share exchange in which (i) the Corporation is a constituent party; or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the Act within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series A Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Series A Preferred Stock, and (iii) if the holders of at least fifty percent (50%) of the then outstanding shares of Series A Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Nebraska law governing distributions to shareholders (the "Available Proceeds"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series A Preferred Stock at a price per share equal to the Series A Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series A Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series A Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Nebraska law governing distributions to shareholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the shareholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the shareholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

3. Voting.

3.1 General. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class B Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of these Amended and Restated Articles of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Class B Common Stock basis.

3.2 Election of Directors. The Board of Directors shall consist of seven (7) directors, which number shall be increased or decreased by a vote of the holders of the Class A Common Stock, and shall be elected as follows:

(a) The holders of record of the shares of Series A Preferred Stock, not including Desert Medical Imaging, a California medical corporation ("DMI"), exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation);

(b) DMI shall be entitled to elect one (1) director of the Corporation; provided that DMI continuously owns at least 90,000 shares of Series A Preferred Stock;

(c) The "Significant Investor" shall be entitled to elect one (1) director of the Corporation; provided that such Significant Investor continuously owns at least 44,964 shares of Series A

Preferred Stock; and

(d) Holders of record of the shares of Class A Common Stock, exclusively and as a separate class, shall be entitled to elect four (4) directors of the Corporation.

Any director elected as provided in this Section 3.2 may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such shareholders duly called for that purpose or pursuant to a written consent of shareholders. If DMI or holders of shares of Series A Preferred Stock or Class A Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as DMI or the holders of the Series A Preferred Stock or Class A Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by shareholders of the Corporation other than by the shareholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3 Series A Preferred Stock Protective Provisions. At any time when shares of Series A Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or these Amended and Restated Articles of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of these Amended and Restated Articles of Incorporation, Certificate of Designation, or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock;

3.3.3 (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series A Preferred Stock in respect of any such right, preference or privilege;

3.3.4 convert the Corporation into another type of legal entity; and

3.3.5 close a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, of the Corporation.

4. Optional Conversion.

The holders of the Series A Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class B Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The "Series A Conversion Price" shall initially be equal to $11.12. Such initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Class B Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series A Preferred Stock.

4.2 Fractional Shares. No fractional shares of Class B Common Stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class B Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at the time converting into Class B Common Stock and the aggregate number of shares of Class B Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Series A Preferred Stock to voluntarily convert shares of Series A Preferred Stock into shares of Class B Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Series A Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Series A Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Series A Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series A Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Class B Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "Conversion Time"), and the shares of Class B Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Series A Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Class B Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Series A Preferred Stock represented by any surrendered certificate that were not converted into Class B Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Class B Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Series A Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its duly authorized shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Class B Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Class B Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to these Amended and Restated Articles of Incorporation. Before taking any action which would cause an adjustment reducing the Series A Conversion Price below the then par value of the shares of Class B Common Stock issuable upon conversion of the Series A Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Class B Common Stock at such adjusted Series A Conversion Price.

4.3.3 Effect of Conversion. All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class B Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series A Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Series A Conversion Price shall be made for any declared but unpaid dividends on the Series A Preferred Stock surrendered for conversion or on the Class B Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Class B Common Stock upon conversion of shares of Series A Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Class B Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Series A Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "Series A Original Issue Date" shall mean the date on which the first share of Series A Preferred Stock was issued.

(c) "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series A Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "Exempted Securities"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series A Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation; or

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation.

4.4.2 No Adjustment of Series A Conversion Price. No adjustment in the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be

Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series A Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series A Conversion Price to an amount which exceeds the lower of (i) the Series A Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series A Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4, the Series A Conversion Price shall be readjusted to such Series A Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or

Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series A Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Series A Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series A Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Series A Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Series A Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP2" shall mean the Series A Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP1" shall mean the Series A Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Series A Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the

Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series A Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding Common Stock, the Series A Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock, the Series A Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series A Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series A Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series A Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series A Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series A Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other stock or securities at the time issuable upon conversion of the Series A Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series A Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other stock or securities at the time issuable upon the conversion of the Series A Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series A Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of the Class A Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Class A Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), then (i) all outstanding shares of Series A Preferred Stock shall automatically be converted into shares of Class B Common Stock, at the then effective conversion rate as calculated pursuant to

Subsection 4.1.1. and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Series A Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series A Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series A Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series A Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Series A Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series A Preferred Stock converted. Such converted Series A Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. The holders of the Series A Preferred Stock generally do not have any redemption rights, except as provided in these Articles of Incorporation or in the License Agreement. Any shares of Series A Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A Preferred Stock following redemption.

7. Priority. The Board of Directors of the Corporation shall have the right to issue additional Preferred Shares and establish the powers, privileges, and rights and the qualifications, limitations or restrictions thereof, without the consent of the Series A Preferred Stock. Any shares of authorized Preferred Stock issued on or after the date hereof by the Corporation may be designated and be issued with powers, privileges and rights, that are superior to or on parity with the powers, privileges, and rights of the shares of Series A Preferred Stock, including, without limitation, rights relating to the payment of dividends (rates or amounts) or priority upon the distribution of assets upon dissolution, liquidation or winding up of the Corporation, whether or not the dividend rates or amounts, dividend payment dates or redemption or liquidation prices

per share, if any, be different from those of the Series A Preferred Stock.

8. Waiver. Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of at least fifty percent (50%) of the shares of Series A Preferred Stock then outstanding.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Act, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by these Amended and Restated Articles of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Meetings of stockholders may be held within or without the State of Nebraska, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Nebraska at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

SEVENTH: A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for any action taken, or for any failure to take action as a director except for liability (i) for the amount of a financial benefit received by a director to which he or she is not entitled; (ii) for intentional infliction of harm on the Corporation or its shareholders; (iii) for a violation of Neb. Rev. Stat. § 21-2,104; and (iv) for an intentional violation of criminal law.

No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the Nebraska Model Business Corporation Act is hereafter amended to authorize the further elimination or limitation of liability of directors, then the liability of directors shall be eliminated or limited to the full extent authorized by the Nebraska Model Business Corporation Act as so amended.

EIGHTH: To the extent permitted by law, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, including any action or suit by or in the right of the Corporation to procure a judgment in its favor, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise or as a trustee, officer, employee or agent of an employee benefit plan. Such indemnification shall be against expenses, including attorney fees, and except for actions by or in the right of the Corporation, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

To the extent permitted by law, the Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation against any liability asserted against such person while acting in such capacity or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability.

The indemnity provided for by this Article shall not be deemed to be exclusive of any other rights to which those indemnified may be otherwise entitled, nor shall the provisions of this Article be deemed to prohibit the Corporation from extending its indemnification to cover other persons or activities to the extent permitted by law or pursuant to any provisions in the Bylaws.

NINTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series A Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article will only be prospective and will not affect the rights under this Article in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in these Amended and Restated Articles of Incorporation, the affirmative vote of the holders of at least fifty percent (50%) of the shares of Class A Common Stock then outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article.
* * *
The foregoing Amended and Restated Articles of Incorporation have been approved by the shareholders and Board of Directors of the Corporation by unanimous written consent on __19 November_____, 2019.
BOT IMAGE, INC.

By: Randy Jones, President (original signed) DOCS/2178153.7

ROFR, Co-sale, ROFO, and Drag Along Agreement

SERIES A PREFERRED STOCK
RIGHT OF FIRST REFUSAL, CO-SALE, RIGHT OF FIRST OFFER
AND DRAG ALONG AGREEMENT
THIS RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this "Agreement"), is made as of the 29th day of March, 2019, by and among Bot Image, Inc., a Nebraska corporation (the "Company"), the Shareholders (as defined below) listed on Schedule A.
WHEREAS, each Shareholder is the beneficial owner of the number of shares of Series A Preferred Stock set forth opposite the name of such Shareholder on Schedule A;
WHEREAS, the Company and certain founding Shareholders are parties to one or more Contribution Agreements, of even date herewith (the "Contribution Agreement"), pursuant to which the Shareholders have agreed to purchase shares of the Series A Preferred Stock of the Company ("Series A Preferred Stock");
WHEREAS, the Company is also offering additional shares of Series A Preferred Stock pursuant

to the terms of a Private Placement Memorandum dated March 29, 2019 (the "Private Offering"), to "accredited investors," as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"); and

WHEREAS, in order to induce the Company to enter into the Contribution Agreement and accept investor funds and to induce the investors to invest in the Company pursuant to the Contribution Agreement or the terms of the Private Offering, the investor Shareholders and the Company hereby agree that this Agreement shall govern the rights of the Shareholders to participate in future equity offerings by the Company, and shall govern certain other matters as set forth in this Agreement.

NOW, THEREFORE, the Company and the Shareholders agree as follows:

1. Definitions.

1.1 "Affiliate" means, with respect to any specified Shareholder, any other Shareholder who directly or indirectly, controls, is controlled by or is under common control with such Shareholder, including, without limitation, any general partner, managing member, officer, director or trustee of such Shareholder, or any venture capital fund or registered investment company now or hereafter existing which is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Shareholder.

1.2 "Board of Directors" means the board of directors of the Company.

1.3 "Capital Stock" means (a) shares of Class A Common Stock, Class B Common Stock, and Series A Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Class B Common Stock issued or issuable upon conversion of Series A Preferred Stock, and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Shareholder or its respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by a Shareholder (or any other calculation based thereon), all shares of Series A Preferred Stock shall be deemed to have been converted into Class B Common Stock at the then applicable conversion ratio.

1.4 "Change of Control" means a transac¬tion or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the out¬standing voting power of the Company.

1.5 "Class A Common Stock" means shares of the voting Class A Common Stock, $0.0001 as further described in the Restated Articles.

1.6 "Class B Common Stock" means shares of the nonvoting Class B Common Stock, $0.0001 as further described in the Restated Articles.

1.7 "Common Stock" means shares of Class A Common Stock of the Company and the Class B Common Stock.

1.8 "Company Notice" means written notice from the Company notifying the selling Shareholder that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Transfer.

1.9 "Derivative Securities" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.10 "Major Investor" means any Shareholder that, individually or together with such Shareholder's Affiliates, holds at least 22,500 shares of Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

1.11 "New Securities" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.12 "Preferred Stock" means collectively, all shares of Series A Preferred Stock.

1.13 "Proposed Transfer" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Shareholders.

1.14 "Proposed Transfer Notice" means written notice from a Shareholder setting forth the terms and conditions of a Proposed Transfer.

1.15 "Prospective Transferee" means any person to whom a Shareholder proposes to make a Proposed Transfer.

1.16 "Restated Articles" means the Company's Amended and Restated Articles of Incorporation, as amended and/or restated from time to time.

1.17 "Right of Co-Sale" means the right, but not an obligation, of a Shareholder to participate in a Proposed Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.18 "Right of First Refusal" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.19 "Secondary Notice" means written notice from the Company notifying the Shareholders that the Company does not intend to exercise its Right of First Refusal as to all shares of any Transfer Stock with respect to a Proposed Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.20 "Secondary Refusal Right" means the right, but not an obligation, of each Shareholder to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Shareholders) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.21 "Shareholders" means the persons named on Schedule A hereto, each person to whom the rights of a Shareholder are assigned pursuant to Subsection 8.9, each person who hereafter becomes a signatory to this Agreement pursuant to Subsection 8.11 and any one of them, as the context may require.

1.22 "Transfer Stock" means shares of Capital Stock owned by a Shareholder, or issued to a Shareholder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like).

1.23 "Undersubscription Notice" means written notice from a Shareholder notifying the Company and the selling Shareholder that such Shareholder intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

2. Agreement Among the Company and the Shareholders.

2.1 Right of First Refusal.

(a) Grant. Subject to the terms of Section 3 below, each Shareholder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Shareholder may propose to transfer in a Proposed Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b) Notice. Each Shareholder proposing to make a Proposed Transfer must deliver a Proposed Transfer Notice to the Company and each other Shareholder not later than forty-five (45) days prior to the consummation of such Proposed Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the Shareholders within fifteen (15) days after delivery of the Proposed Transfer Notice specifying the number of shares of Transfer Stock to be purchased by the Company.

(c) Grant of Secondary Refusal Right to the Shareholders. Subject to the terms of Section 3 below, each Shareholder hereby unconditionally and irrevocably grants to the other Shareholders a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Subsection 2.1(c). If the Company does not provide the Company Notice exercising its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Transfer, the Company must deliver a Secondary Notice to the selling Shareholder and to each other Shareholder to that effect no later than fifteen (15) days after the selling Shareholder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, a Shareholder must deliver an Secondary Notice to the selling Shareholder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Shareholders pursuant to Subsections 2.1(b) and (c) with respect to some but not all of the Transfer Stock by the end of the ten (10) day period specified in the last sentence of Subsection 2.1(c) (the "Secondary Notice Period"), then the Company shall, within five (5) days after the expiration of the Secondary Notice Period, send written notice (the "Company Undersubscription Notice") to those Shareholders who fully exercised their Secondary Refusal Right within the Secondary Notice Period (the "Exercising Shareholders"). Each Exercising Shareholder shall, subject to the provisions of this Subsection 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Shareholder must deliver an Undersubscription Notice to the selling Shareholder and the Company within ten (10) days after the expiration of the Secondary Notice Period. In the event there are two (2) or more such Exercising Shareholders that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Subsection 2.1(d) shall be allocated to such Exercising Shareholders pro rata based on the number of shares of Transfer Stock such Exercising Shareholders have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Shareholder has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Shareholders, the Company shall immediately notify all of the Exercising Shareholders and the selling Shareholder of that fact.

(e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Shareholder cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Shareholder may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Shareholders shall take place, and all payments from the Company and the Shareholders shall have been delivered to the selling Shareholder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Transfer; and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

2.2 Right of Co-Sale.

(a) Exercise of Right. If any Transfer Stock subject to a Proposed Transfer is not purchased pursuant to Subsection 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Shareholder may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Transfer as set forth in Subsection 2.2(b) below and, subject to Subsection 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Shareholder who desires to exercise its Right of Co-Sale (each, a "Participating Shareholder") must give the selling Shareholder written notice to that effect within fifteen (15) days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Shareholder shall be deemed to have effectively exercised the Right of Co-Sale.

(b) Shares Includable. Each Participating Shareholder may include in the Proposed Transfer all or any part of such Participating Shareholder's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Transfer (excluding shares purchased by the Company or the Participating Shareholders pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Shareholder immediately before consummation of the Proposed Transfer (including any shares that such Participating Shareholder has agreed to purchase pursuant to the Secondary Refusal Right) and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Shareholders immediately prior to the consummation of the Proposed Transfer (including any shares that all Participating Shareholders have collectively agreed to purchase pursuant to the Secondary Refusal Right), plus the number of shares of Transfer Stock held by the selling Shareholder(s).

(c) Purchase and Sale Agreement. The Participating Shareholders and the selling Shareholder agree that the terms and conditions of any Proposed Transfer in accordance with this Subsection 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "Purchase and Sale Agreement") with customary terms and provisions for such a transaction, and the Participating Shareholders and the selling Shareholder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Subsection 2.2.

(d) Allocation of Consideration.

(i) Subject to Subsection 2.2(d)(ii), the aggregate consideration payable to the Participating Shareholders and the selling Shareholder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Shareholder and the selling Shareholder as provided in Subsection 2.2(b), provided that if a Participating Shareholder wishes to sell Series A Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Series A Preferred Stock into Class B Common Stock.

(ii) In the event that the Proposed Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Shareholders and the selling Shareholder in accordance with Sections 2.1 and 2.2 of Article IV(B) of the Restated Articles as if (A) such transfer were a Deemed Liquidation Event (as defined in the Restated Articles), and (B) the Capital Stock sold in accordance with the Purchase and Sale Agreement were the only Capital Stock outstanding.

(e) Purchase by Selling Shareholder; Deliveries. Notwithstanding Subsection 2.2(c) above, if any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Shareholder or Shareholders or upon the failure to negotiate in good faith a Purchase and Sale Agreement reasonably satisfactory to the Participating Shareholders, no Shareholder may sell any Transfer Stock to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Shareholder purchases all securities subject to the Right of Co-Sale from such Participating Shareholder or Shareholders on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Subsection 2.2(d)(i); provided, however, if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Shareholder to such Participating Shareholder or Shareholders shall be made in accordance with the first sentence of Subsection 2.2(d)(ii). In connection with such purchase by the selling Shareholder, such Participating Shareholder or Shareholders shall deliver to the selling Shareholder any stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the selling Shareholder (or request that the Company effect such transfer in the name of the selling Shareholder). Any such shares transferred to the selling Shareholder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Shareholder shall concurrently therewith remit or direct payment to each such Participating Shareholder the portion of the aggregate consideration to which each such Participating Shareholder is entitled by reason of its participation in such sale as provided in this Subsection 2.2(e).

(f) Additional Compliance. If any Proposed Transfer is not consummated within forty-five (45) days after receipt of the Proposed Transfer Notice by the Company, the Shareholder proposing the Proposed Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Shareholder hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Subsection 2.2.

2.3 Effect of Failure to Comply.

(a) Transfer Void; Equitable Relief. Any Proposed Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b) Violation of First Refusal Right. If any Shareholder becomes obligated to sell any Transfer Stock to the Company or any Shareholder under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Shareholder may, at its option, in addition to all other remedies it may have, send to such Shareholder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Shareholder (or request that the Company effect such transfer in the name of a Shareholder) on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

(c) Violation of Co-Sale Right. If any Shareholder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "Prohibited Transfer"), each Participating Shareholder who desires to exercise its Right of Co-Sale under Subsection 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Shareholder to purchase from such Participating Shareholder the type and number of shares of Capital Stock that such Participating Shareholder would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Subsection 2.2. The sale will be made on the same terms, including, without limitation, as provided in Subsection 2.2(d)(i) and the first sentence of Subsection 2.2(d)(ii), as applicable, and subject to the same conditions as would have applied had the Shareholder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Participating Shareholder learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Subsection 2.2. Such Shareholder shall also reimburse each Participating Shareholder for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Participating Shareholder's rights under Subsection 2.2.

3. Exempt Transfers.

3.1 Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Subsections 2.1 and 2.2 shall not apply (a) in the case of a Shareholder that is an entity, upon a transfer by such Shareholder to its stockholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from a Shareholder by the Company at a price no greater than that originally paid by such Shareholder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors, (c) to a pledge of Transfer Stock that creates a mere security interest in the pledged Transfer Stock, provided that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Agreement to the same extent as if it were the Shareholder making such pledge, or (d) in the case of a Shareholder that is a natural person, upon a transfer of Transfer Stock by such Shareholder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Shareholder (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other relative/person approved by the Board of Directors, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Shareholder or any such family members; provided that in the case of clause(s) (a), (c), or (d), the Shareholder shall deliver prior written notice to the Shareholders of such pledge, gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Shareholder (but only with respect to the securities so transferred to the transferee), including the obligations of a Shareholder with respect to Proposed Transfers of such Transfer Stock pursuant to Section 2; and provided further in the case of any transfer pursuant to clause (a) or (d) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

3.2 Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act (a "Public Offering"); or (b) pursuant to a Deemed Liquidation Event (as defined in the Restated Articles).

3.3 Prohibited Transferees. Notwithstanding the foregoing, no Shareholder shall transfer any Transfer Stock to (a) any entity which, in the determination of the Board of Directors, directly or indirectly competes with the Company; or (b) any customer, distributor or supplier of the Company, if the Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

4. Legend. Each certificate, instrument, or book entry representing shares of Transfer Stock held by the Shareholders or issued to any permitted transferee in connection with a transfer permitted by Subsection 3.1 hereof shall be notated with the following legend:

THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL, CO-SALE AGREEMENT, RIGHT OF FIRST OFFER AND DRAG ALONG AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Shareholder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares notated with the legend referred to in this Section 4 above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5. Lock-Up.

5.1 Agreement to Lock-Up. Each Shareholder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's initial public offering (the "IPO") and ending on the date specified by the Company and the managing underwriter, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports; and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock held immediately prior to the effectiveness of the registration statement for the IPO; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 5 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Shareholders if all officers, directors and holders of more than one percent (1%) of the outstanding Common Stock (after giving effect to the conversion into Class B Common Stock of all outstanding Series A Preferred Stock) enter into similar agreements. The underwriters in connection with the IPO are intended third party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Shareholder further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Section 5 or that are necessary to give further effect thereto.

5.2 Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Shareholder (and transferees and assignees thereof) until the end of such restricted period.

6. Rights to Future Stock Issuances.

6.1 Right of First Offer. Subject to the terms and conditions of this Subsection 6.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among itself and its Affiliates.

(a) The Company shall give notice (the "Offer Notice") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within twenty (20) days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock then held by such Major Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Series A Preferred Stock and any other Derivative Securities then held by such Major Investor) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Series A Preferred Stock and any other Derivative Securities then outstanding). At the expiration of such twenty (20) day period, the Company shall promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a "Fully Exercising Investor") of any other Major Investor's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Series A Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Series A Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Subsection 6.1(b) shall occur within the later of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Subsection 6.1(c).

(c) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Subsection 6.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Subsection 6.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Subsection 6.1.

(d) The right of first offer in this Subsection 6.1 shall not be applicable to (i) Exempted Securities (as defined in the Restated Articles); and (ii) shares of Common Stock issued in the IPO.

(e) Notwithstanding any provision hereof to the contrary, in lieu of complying with the provisions of this Subsection 6.1, the Company may elect to give notice to the Major Investors within thirty (30) days after the issuance of New Securities. Such notice shall describe the type, price, and terms of the New Securities. Each Major Investor shall have twenty (20) days from the date notice is given to elect to purchase up to the number of New Securities that would, if purchased by such Major Investor, maintain such Major Investor's percentage-ownership position, calculated as set forth in Subsection 6.1(b) before giving effect to the issuance of such New Securities.

7. Drag-Along Right.

7.1 Definitions. A "Sale of the Company" shall mean either: (a) a transac-tion or series of related transactions in which a Person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the out¬standing voting power of the Company (a "Stock Sale"); or (b) a transaction that qualifies as a Deemed Liquidation Event.

7.2 Actions to be Taken. In the event that (i) the holders of at least fifty percent (50%) of the shares of Class B Common Stock then issued or issuable upon conversion of the shares of Series A Preferred Stock (the "Selling Investors"); (ii) the Board of Directors; and (iii) the holders of a majority of the then outstanding shares of Class A Common Stock (other than those issued or issuable upon conversion of the shares of Series A Preferred Stock) voting as a separate class (collectively, (i)-(iii) are the "Electing Holders") approve a Sale of the Company in writing, specifying that this Section 7 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Subsection 7.3 below, each Shareholder and the Company hereby agree:

(a) if such transaction requires stockholder approval, with respect to all Capital Stock that such Shareholder owns or over which such Shareholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Restated Articles required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of Capital Stock of the Company beneficially held by such Shareholder as is being sold by the Selling Investors to the person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Subsection 7.3 below, on the same terms and conditions as the other stockholders of the Company;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 7, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any shares of the Company owned by such party or Affiliate in a voting trust or subject any shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii); asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Selling Investors or any affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 7 includes any securities and due receipt thereof by any Shareholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Shareholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Shareholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Shareholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Shareholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Shareholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Shareholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Shareholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Shareholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.

7.3 Conditions. Notwithstanding anything to the contrary set forth herein, a Shareholder will not be required to comply with Subsection 7.2 above in connection with any proposed Sale of the Company (the "Proposed Sale"), unless:

(a) any representations and warranties to be made by such Shareholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Shareholder holds all right, title and interest in and to the Shares such Shareholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Shareholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Shareholder have been duly executed by the Shareholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Shareholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Shareholder in connection with the transaction, nor the performance of the Shareholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Shareholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Shareholder;

(b) the Shareholder is not liable for the breach of any representation, warranty or covenant made by any other person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders); or (c) upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Restated Articles and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Certificate of Incorporation in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing provisions of this Subsection 7.3(c), if the consideration to be paid in exchange for the Shareholder Shares, as applicable, pursuant to this Subsection 7.3(c) includes any securities and due receipt thereof by any Shareholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Shareholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Shareholder in lieu thereof, against surrender of the Shareholder Shares, as applicable, which would have otherwise been sold by such Shareholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Shareholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shareholder Shares, as applicable.

7.4 Restrictions on Sales of Control of the Company. No Shareholder shall be a party to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Restated Articles in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Restated Articles, elect to allocate the consideration differently by written notice given to the Company at least ten (10) days prior to the effective date of any such transaction or series of related transactions.

8. Miscellaneous.

8.1 Term. This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of the Company's IPO; and (b) the consummation of a Deemed Liquidation Event (as defined in the Restated Articles).

8.2 Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

8.3 Ownership. Each Shareholder represents and warrants that such Shareholder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

8.4 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Nebraska and to the jurisdiction of the United States District Court for the District of Nebraska for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Nebraska or the United States District Court for the District of Nebraska, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

8.5 Notices.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A hereof, as the case may be, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 8.5. If notice is given to the Company, it shall be sent to 9840 South 140th Street, Suite 8, Omaha, Nebraska; and a copy (which shall not constitute notice) shall also be sent to Hannah Fischer Frey, Baird Holm LLP, 1700 Farnam Street, Suite 1500, Omaha, Nebraska 68102.

(b) Consent to Electronic Notice. To the maximum extent permissible under applicable law, all communications, approvals, signatures, and other acts involving the Shareholders, Board of Directors or officers of the Company may be accomplished by electronic means governed by applicable provisions of the Uniform Electronic Transactions Act as adopted in the State of Nebraska and the Nebraska Model Business Corporation Act. Any action taken by electronic means shall be ratified at the next in-person meeting of the Board of Directors. Each Shareholder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

8.6 Entire Agreement. This Agreement (including, the Exhibits and Schedules hereto) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

8.7 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

8.8 Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 8.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the holders of seventy percent (70%) of the then outstanding shares of Class A Common Stock, and (c) the holders of fifty-one percent (51%) of the then outstanding shares of Series A Preferred Stock held by the Shareholders voting as a single separate class. Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Shareholders, and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

8.9 Assignment of Rights.

(a) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Any successor or permitted assignee of any Shareholder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the Shareholders, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c) The rights of the Shareholders hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except by a Shareholder to any Affiliate, it being acknowledged and agreed that any such assignment shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Shareholders of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

(d) Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

8.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

8.11 Additional Shareholders. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Series A Preferred Stock after the date hereof, any purchaser of such shares of Series A Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and thereafter shall be deemed an "Shareholder" for all purposes hereunder.

8.12 Governing Law. This Agreement shall be governed by the internal law of the State of Nebraska, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Nebraska.

8.13 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

8.14 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

8.15 Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

8.16 Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Shareholder shall be entitled to specific performance of the agreements and obligations of the Company and the Shareholders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

8.17 Consent of Spouse. If any Shareholder is married on the date of this Agreement, such Shareholder's spouse shall execute and deliver to the Company a Consent of Spouse in the form of Exhibit A hereto ("Consent of Spouse"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Shareholder's shares of Transfer Stock that do not otherwise exist by operation of law or the agreement of the parties. If any Shareholder should marry or remarry subsequent to the date of this Agreement, such Shareholder shall within thirty (30) days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

[Remainder of Page Intentionally Left Blank]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar

circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2021.

Bot Image, Inc.

By   /s/ *R W Jones*

      Name: <u>R W Jones</u>

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Bot Image

Balance Sheet

As of December 31, 2020

	TOTAL	
	AS OF DEC 31, 2020	AS OF DEC 31, 2019 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Checking Account	414.20	413.94
Total Bank Accounts	**$414.20**	**$413.94**
Total Current Assets	**$414.20**	**$413.94**
Fixed Assets		
Computer Equipment	16,875.05	16,875.05
Total Fixed Assets	**$16,875.05**	**$16,875.05**
Other Assets		
Accumulated Amortization	-2,440.06	-1,220.02
Accumulated Depreciation	-3,375.07	-1,687.51
Capitalized Start up Costs	21,834.00	19,234.00
Intellectual Property	45,771.20	35,667.20
Software Development	548,340.28	129,094.49
Stock Issuance Costs	12,400.00	0.00
Total Other Assets	**$622,530.35**	**$181,088.16**
TOTAL ASSETS	**$639,819.60**	**$198,377.15**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	24,654.50	23,925.64
Total Accounts Payable	**$24,654.50**	**$23,925.64**
Total Current Liabilities	**$24,654.50**	**$23,925.64**
Long-Term Liabilities		
Loan Payable to R&M Jones	40,592.17	33,253.50
Loan Payable to R&S Paul	43,296.41	
Loan Payable to Randall Jones	27,056.88	24,842.45
Payable to ScanMed	0.00	245,311.72
Total Long-Term Liabilities	**$110,945.46**	**$303,407.67**
Total Liabilities	**$135,599.96**	**$327,333.31**
Equity		
Additional Paid in Capital	1,432,039.55	787,196.30
Common Stock	0.41	0.41
Preferred Stock	12.70	12.70
Retained Earnings	-916,165.57	-461,850.78
Net Income	-11,667.45	-454,314.79
Total Equity	**$504,219.64**	**$ -128,956.16**
TOTAL LIABILITIES AND EQUITY	**$639,819.60**	**$198,377.15**

Bot Image

Profit and Loss
January - December 2020

	TOTAL	
	JAN - DEC 2020	JAN - DEC 2019 (PY)
Income		
Total Income		
GROSS PROFIT	**$0.00**	**$0.00**
Expenses		
Advertising and Promotion	1,000.00	4,867.07
Amortization Expense	1,220.04	1,220.02
Bank Service Charges	96.94	231.83
Depreciation Expense	1,687.56	1,687.51
Dues and Subscriptions		850.00
Insurance Expense		10,256.76
Interest Expense	13,643.55	
Labor Expense		381,482.88
Office Supplies		383.93
Professional Fees	-5,980.64	16,000.00
Scanning & Imaging Expense		20,000.00
Tech Service Expense		17,334.79
Total Expenses	**$11,667.45**	**$454,314.79**
NET OPERATING INCOME	**$ -11,667.45**	**$ -454,314.79**
NET INCOME	**$ -11,667.45**	**$ -454,314.79**

CERTIFICATION

I, R W Jones, Principal Executive Officer of Bot Image, Inc., hereby certify that the financial statements of Bot Image, Inc. included in this Report are true and complete in all material respects.

R W Jones

Principal Executive Officer